Exhibit 99.1

Pembina Pipeline Corporation Announces Resignation of Board Member

CALGARY, Sept. 30, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced today that pursuant to Thomas (Tom) W. Buchanan accepting the position of President and Chief Executive Officer of Athabasca Oil Corporation effective October 1, 2014, he has tendered his resignation from Pembina's Board of Directors (the "Board") effective immediately.

"Tom, who joined Pembina's Board in 2010, has been an excellent director for the Company, investing his valuable time, talent, passion and wisdom to help make our Company successful," said Mr. Randall Findlay, Chairman of the Board. "Tom was instrumental in bringing Pembina's transformative acquisition of Provident Energy Inc. in 2012 to fruition, and helped immensely to integrate the two entities. On behalf of Pembina's Board of Directors and management, I sincerely wish him well in his new role."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 20:03e 30-SEP-14